Mail Stop 3561
								September 26, 2005
Mr. Brian Richardson
Chief Financial Officer
Dynamotive Energy Systems Corporation
1700 West 75th Avenue, Suite 230
Vancouver, BC  V6P 6G2
Canada



      Re:	Dynamotive Energy Systems Corporation
Form 20-F for the Fiscal Year Ended December 31, 2004
		File No. 000-27524



Dear Mr. Richardson:

      We have reviewed your filing and have the following comments.
We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 58

1. Please provide us with the details of your property, plant and equipment as of December 31, 2003 compared to the balance as of December 31, 2004 showing all activity between periods.



Notes to Consolidated Financial Statements, page 59

Note 2 - Significant Accounting Policies, page 60

Foreign Currency Translation, page 61

2. We note your disclosure that your non-monetary assets are translated using historical rates of exchange. Since your translation methodology does not appear to be permitted under US GAAP, tell us why you have not included the difference arising from your foreign currency translation as a US GAAP difference.

Note 4 - Border Biofuels Ltd., page 68

3. We note your presentation of the results of your discontinued operations. Please explain to us the circumstances surrounding your recognition of a gain on the disposal of Border Biofuels Ltd.
(BBL)
and provide us the details of the calculation. Also, please explain what the net loss from discontinued operations in 2003 represented since you disposed of BBL in 2002.

Note 9 - Convertible Debenture, page 84

4. We note your disclosure related to the convertible debenture you entered into in December 2004. Please expand your disclosure to indicate that the conversion terms require you to issue additional warrants upon conversion and specify the number or rate at which you will issue these additional warrants.

5. Also, we note that the fair value of the 500,000 warrants issued in connection with the CDN $1,000,000 convertible debenture was approximately CDN $1.05 per warrant which differed from the fair value of CDN $.22 of the 312,500 warrants issued in connection with the CDN $1,000,000 long-term loan. Please explain the basis for this difference in fair value.

Note 11 - Share Capital, page 74

[c] - Shares to be issued, page 74

6. Please expand your discussion of each escrow agreement to include the following:

* The transaction, service or agreement giving rise to the original escrow agreement and the date;

* The conditions for release of the shares escrowed and the length of each escrow agreement;

* Your accounting policy for escrowed shares including their impact on earnings per share.

Note 17 - Government Assistance, page 88

[a]  Technology Partnerships Canada, page 88

7.	We note your disclosure related to your contribution
agreement
with TPC. Please tell us the likelihood that you will attain commercial viability as defined by the agreement. If you believe that commercial viability is probable, please tell us the amount you have recorded as a liability for the repayment of any assistance provided by TPC; if you have not recorded a liability, please explain.

Note 20 - Reconciliation of Generally Accepted Accounting
Principles,
page 91

8. We note that for US GAAP purposes, you account for stock appreciation rights and performance based stock options as variable compensation under APB 25 and that compensation related to variable plans is recorded in your US GAAP reconciliation when it becomes probable that the award will be earned. We advise you that variable equity awards should be expensed over the period or periods the employee performs the related services and adjusted in subsequent periods up to the measurement date for changes, either increases or decreases, in the quoted market value of the shares of the employer`s stock covered by the grant but shall not be adjusted below zero. Therefore, it appears that you should revise your US GAAP net income for all periods presented to properly account for your variable plans or tell us why a revision is unnecessary. Refer to paragraphs 3 and
4 of FIN 28.

9. Please revise your US GAAP reconciliation to disclose the following:

* Balance sheet differences from Canadian GAAP;

* Present the tax effects of adjustments to Canadian GAAP.


* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Brian Richardson
Dynamotive Energy Systems Corporation
September 26, 2005
Page 1